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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               AST RESEARCH, INC.
                              (NAME OF THE ISSUER)

                         SAMSUNG ELECTRONICS CO., LTD.
                               AST RESEARCH, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   001907104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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
               JAE CHANG LEE, ESQ.                               RANDALL G. WICK, ESQ.
          SAMSUNG ELECTRONICS CO., LTD.                            AST RESEARCH, INC.
              SAMSUNG MAIN BUILDING                               16215 ALTON PARKWAY
         250, 2-KA, TAEPYUNG-RO, CHUNG-KU                       IRVINE, CALIFORNIA 92718
               SEOUL, KOREA 100-742                                  (714) 727-7777
                011-82-2-727-7100

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:

     THOMAS D. MAGILL, ESQ.                HENRY LESSER, ESQ.                  GARY J. SINGER, ESQ.
   GIBSON, DUNN & CRUTCHER LLP            IRELL & MANELLA LLP                 O'MELVENY & MYERS LLP
  JAMBOREE CENTER, 4 PARK PLAZA    333 SOUTH HOPE STREET, SUITE 3300  616 NEWPORT CENTER DRIVE, SUITE 1700
    IRVINE, CALIFORNIA 92614         LOS ANGELES, CALIFORNIA 90071      NEWPORT BEACH, CALIFORNIA 92660
         (714) 451-3800                      (213) 620-1555                      (714) 760-9600

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  This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction
Statement on Schedule 13E-3 dated April 21, 1997 (the "Schedule 13E-3") of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST Research, Inc., a Delaware corporation (the "Company") filed in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase").

  Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

ITEM 2.IDENTITY AND BACKGROUND

  Item 2(g) is hereby amended and supplemented by addition of the following information hereto:

  On April 28, 1997, AST announced Mr. Soon-Teak (S.T.) Kim was named President and Chief Executive Officer following the resignation of Mr. Young Soo (Y.S.) Kim from both posts. Mr. Y.S. Kim, who is resigning from these positions for personal reasons, will remain as an AST board member.

  Mr. S.T. Kim, 47, was appointed a member of the board of directors of the Company on April 25, 1997. Before joining AST, Mr. S.T. Kim was Chief Executive Officer of Samsung Heavy Industries. From January 1995 until assuming his position with Samsung Heavy Industries, Mr. S.T. Kim was Vice President of the Samsung Group Office of the Executive Staff, reporting directly to Samsung Chairman Kun-Hee Lee, and from March 1994 to January 1995, served on the Executive Staff as Senior Executive Manager. From January 1993 to March 1994 Mr. S.T. Kim served as the Senior Executive Manager of Samsung Display Devices Co., Ltd. Mr. S.T. Kim joined the Samsung Group in 1972 and was named a member of the Samsung Group Office of the Executive Staff in 1977. He holds a bachelor's degree in economics from Kyongbuk National University, located in Kyongbuk, Korea.

  Mr. S.T. Kim does not beneficially own any Shares or convertible securities that may be exercised for Shares.

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                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AST RESEARCH, INC.

                                                   /s/ Won Suk Yang
                                          By: _________________________________
                                          Name:  Won Suk Yang
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                          SAMSUNG ELECTRONICS CO., LTD.

                                                   /s/ Jae Chang Lee
                                          By: _________________________________
                                          Name:  Jae Chang Lee
                                          Title: Director/General Legal Counsel

Dated: April 28, 1997

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